





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68773

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jumpstart Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3455 Peachtree Road NE, 5th Floor
(No. and Street)

Atlanta	GA	30326
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Self 404-410-7962
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese CPA, P.C.
(Name – *if individual, state last, first, middle name*)

1255 E. Lake Street, Ste. 303	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jonathan Self _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Jumpstart Securities, LLC _____ , as

of December 31 _____ , 20 20 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____



_____
Signature

CEO
_____
Title

_____
Notary Public   My Commission Expires 01/07/2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).**

JUMPSTART SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2020
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

JUMPSTART SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

Table of Contents



MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members and Board of Directors of Jumpstart Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Jumpstart Securities, LLC as of December 31, 2020, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Jumpstart Securities, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Jumpstart Securities, LLC's management. Our responsibility is to express an opinion on Jumpstart Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Jumpstart Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of Jumpstart Securities, LLC's financial statements. The supplemental information is the responsibility of Jumpstart Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed in the accompanying table of contents is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Jumpstart Securities, LLC's auditor since 2015.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 25, 2021

1

JUMPSTART SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

CURRENT ASSETS

Cash	$	350,111
Reserve account for the exclusive benefit of customers		13,683
Accounts receivable		9,841
Prepaid expenses		19,103
Total current assets		392,738

COMPUTER EQUIPMENT 2,428

Less: Accumulated depreciation (2,428)

Computer equipment, net -

OTHER ASSET - Deposit 397

TOTAL ASSETS $ 393,135

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES

Accounts payable and accrued expenses	$	30,719
Unearned revenue		2,500
Customer credits		13,557
TOTAL LIABILITIES		46,776

MEMBERS' EQUITY 346,359

TOTAL LIABILITIES AND MEMBERS' EQUITY $ 393,135

The accompanying notes are an integral part of these financial statements.

JUMPSTART SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

REVENUE		
Investment banking	$	169,300
Escrow administration		25,356
Other income		5,301
Total revenue	$	199,957
OPERATING EXPENSES		
Professional fees - consultants		208,768
Compensation and benefits		85,127
Uncollectible debt		42,155
Regulatory fees		30,679
Escrow fees		16,473
Rent		9,600
Other operating expenses		6,145
Dues and subscriptions		5,805
Travel		3,111
Office		2,328
Technology fees		(40,944)
Total expenses	$	369,247
NET INCOME (LOSS)	$	(169,290)

The accompanying notes are an integral part of these financial statements.

JUMPSTART SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

MEMBERS' EQUITY, JANUARY 1	$	490,649
Net loss		(169,290)
Members'contributions		25,000
MEMBERS' EQUITY, DECEMBER 31	$	346,359

The accompanying notes are an integral part of these financial statements.

JUMPSTART SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

OPERATING ACTIVITIES

Net loss	$	(169,290)
Adjustments to reconcile net loss to net cash		
used by operating activities:		
Decrease in reserve account		495
Decrease in accounts receivable		53,440
Increase in prepaid expenses		(1,310)
Increase in deposits		(132)
Decrease in accounts payable		(25,966)
Decrease in customer credits		(500)
Decrease in unearned revenue		(9,000)
Net cash used by operating activities		(152,263)

FINANCING ACTIVITIES

Members' contributions		25,000
Net cash provided by financing activities		25,000

NET DECREASE IN CASH		(127,263)
CASH AT BEGINNING OF YEAR		477,374
CASH AT END OF YEAR	$	350,111

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for interest	$	-
Cash paid during the year for taxes	$	-

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Jumpstart Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"), and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company received its approval for membership on October 7, 2011. The Company is a Delaware limited liability company ("LLC"). On February 5, 2013, the Company's parent company, Finovation Systems, LLC acquired Vara Securities, LLC and after several renaming/rebranding instances, the Company finally changed its name to Jumpstart Securities, LLC effective July 25, 2016.

The Company operates as a limited purpose broker-dealer and has the ability to participate in investment banking transactions and referrals in privately placed transactions for corporations and other companies with tax flow-through treatment.

Since the Company is an LLC, the members are not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the members have signed a specific guarantee.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed on a straight line basis over the estimated useful life of the asset. The useful life for computer equipment is 5 years. The computer equipment was fully depreciated in 2018.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company is an LLC taxed as a partnership for income tax reporting purposes and as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash. As of December 31, 2020, the Company had balances in excess of insured limits totaling approximately $87,000.

Government and Other Regulation

The Company's business is subject to significant regulation by governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Revenue Recognition

Revenue is recognized in the month in which the performance obligation takes place. This is true for all revenue streams, with the exception of Brokerage Fees earned from contingent offerings. When an offering has a contingency, the Company does not earn its fee until the contingency is met. Once the contingency is met, the brokerage fee on each transaction leading up to the contingency is earned at that point. As of December 31, 2020, the Company had unearned revenue from advisory contracts of $2,500.

Uncollectible Debt

In 2020, the Company wrote off accumulated receivables of $42,155 as uncollectible. These receivables were from 2018 through 2020. The receivables were determined uncollectible after attempts to collect were unsuccessful. The Company does not normally carry an allowance for uncollectible accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Customer Credits and Customer Reserve Accounts

The Company collects funds from investors for specific offerings, which are deposited directly into reserve bank accounts for the exclusive benefit of the customers of the Company. These funds are received in three different methods: ACH, wire, and check. As funds are deposited into these reserve accounts, the firm records liabilities for customer credits. As these funds freely clear the bank's system, the funds are then promptly transferred into the escrow account for that specific offering which are recorded under Segregated Customer Monies.

As funds are distributed from the escrow accounts, to be dispersed via ACH and wire, they are transferred back into the reserve accounts. Once those funds promptly leave the reserve account, the customer credits are thus removed.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) under the alternative standard, which requires the maintenance of minimum net capital of the greater of $250,000 or 2 percent of aggregate debit items based on the reserve formula. At December 31, 2020, the Company had net capital of $317,018 which was $67,018 in excess of its required net capital of $250,000.

4. COMMITMENTS AND CONTINGENCIES

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications. For the year ended December 31, 2020, the Company experienced no material net losses as result of the indemnity.

The Company has evaluated commitments and contingencies in accordance with Accounting Standards Codification 450, *Contingencies* (ASC 450) and Accounting Standards Codification 440, *Commitments* (ASC 440). Management has determined that no significant commitments or contingencies exist as of December 31, 2020.

5. RELATED PARTY TRANSACTIONS

The Company has agreements with related parties that have certain common ownership or common management: an expense sharing agreement with Finovation Systems, LLC, a service agreement with Nectar Consulting, LLC, and a technology service agreement with Prime Trust, LLC. As of December 31, 2020, the Company had a payable due to Nectar Consulting of $4,788 and a receivable due from Prime Trust of $2,193.

The transactions included in these payables are technology fees, open escrow account fees, AML exception fees, rent, professional services, miscellaneous expenses and an allocation of wages for services provided. During the year ended December 31, 2020, the company incurred net expenses of $191,133 payable to related parties for the services mentioned above.

6. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date that its financial statements were available for issuance and determined that there are no material subsequent events requiring adjustment to or disclosure in its financial statements.

JUMPSTART SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2020

	SCHEDULE I
TOTAL MEMBERS' EQUITY QUALIFIED FOR NET CAPITAL	$ 346,359
DEDUCTIONS AND/OR CHARGES:	
Non-allowable assets:	
Accounts Receivable	(9,841)
Prepaid expenses	(19,103)
Deposit	(397)
NET CAPITAL	$ 317,018
COMPUTATION OF ALTERNATIVE NET CAPITAL REQUIREMENT	
2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	-
Minimum dollar net capital required of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	250,000
Net capital requirement	250,000
Excess net capital	67,018
Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	17,018

There is no material difference in the above computation and the Company's net capital, as reported in the Company's Part IIA (unaudited) FOCUS report as of December 31, 2020.

See Independent Registered Public Accounting Firm Report.

JUMPSTART SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.



MICHAEL COGLIANESE CPA, P.C.

ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members and Board of Directors of Jumpstart Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Jumpstart Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Jumpstart Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) Jumpstart Securities, LLC stated that Jumpstart Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Jumpstart Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Jumpstart Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) (exemption provisions) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael Coglianese CPA. P.C.

Bloomingdale, IL
February 25, 2021



EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

February 16, 2021

Michael Coglianese CPA, P.C.
125 E Lake Street, Ste. 303
Bloomingdale, IL 60108

To Whom it May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

Jumpstart Securities, LLC is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(i) of SEA Rule 15c3-3, the Company is claiming an exemption from SEA Rule 15c3-3 for the fiscal year ended December 31, 2020.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Name: Jonathan Self

Title: CFO